As filed with the Securities and Exchange Commission on February 12, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities (if applicable))

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer first published, sent or given to securityholders)

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated November 26, 2012 and as amended by Amendment No. 1 to Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on December 12, 2012 by the bidders (the “Offer to Purchase and Circular”), as well as the related Letter of Transmittal, Notice of Guaranteed Delivery, and advertisement published in The Globe and Mail on November 26, 2012.1

Notice of Variation and Extension dated January 28, 2013 (the “January 28, 2013 Notice”).2

Notice of Extension dated February 11, 2013 (the “February 11, 2013 Notice”).

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

See “Notice to Shareholders in the United States” in the January 28, 2013 Notice.

See “Notice to Shareholders in the United States” in the February 11, 2013 Notice.

[1]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012, as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012.
[2]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, TRUST COMPANY MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

February 11, 2013

NOTICE OF EXTENSION

by

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

to its

OFFER TO PURCHASE

FOR CASH

all of the outstanding Common Shares of

WESTERN WIND ENERGY CORP.

for the price of C$2.60 for each Common Share

WWE Equity Holdings Inc. (the “Offeror”) hereby gives notice that it is further amending its offer, dated November 26, 2012 (the “Original Offer”), as amended by the Notice of Variation and Extension dated January 28, 2013 (the “First Notice of Variation and Extension”), to purchase all of the issued and outstanding Common Shares (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options granted under Western Wind’s stock option plans (“Options”) or upon the exercise of Western Wind’s share purchase warrants (“Warrants”), in order to extend the expiry of the Offer from 5:00 p.m. (Toronto time) on February 11, 2013 to 5:00 p.m. (Toronto time) on February 21, 2013, unless the Offer is further extended or withdrawn.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON FEBRUARY 21, 2013, UNLESS THE OFFER IS FURTHER EXTENDED OR

WITHDRAWN.

THIS IS BROOKFIELD RENEWABLE’S BEST AND FINAL OFFER.

THIS OFFER WILL NOT BE FURTHER EXTENDED UNLESS THE INDEPENDENT SHAREHOLDER APPROVAL CONDITION IS MET.

This notice of extension (the “Notice of Extension”) should be read in conjunction with the First Notice of Variation and Extension, the Original Offer and the accompanying circular dated November 26, 2012 (the “Circular”, and together with the Original Offer, the “Original Offer and Circular”). Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the meaning as in the Original Offer and Circular. The term “Offer” means the Original Offer, as expressly amended and supplemented by the First Notice of Variation and Extension and this Notice of Extension.

It is a condition of the Offer that 50% of Common Shares held by Independent Shareholders are tendered to the Offer. If this minimum tender condition is not satisfied by the expiry time of the Offer, no Common Shares will be acquired by the Offeror and the Offer will not be further extended. As of the date hereof, Brookfield Renewable indirectly owns and controls 11,324,350 Common Shares, representing approximately 16.07% of the issued and outstanding Common Shares.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Original Offer and Circular or a facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Canadian Stock Transfer Company Inc. (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Original Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on PINK paper) that accompanied the Original Offer, or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this Notice of Extension, the First Notice of Variation and Extension, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at the address shown on the back cover of this document and are accessible under Western Wind’s profile on the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Notice of Extension, the First Notice of Variation and Extension or the Original Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

The Depositary for the Offer is:	The Information Agent for the Offer is:

Canadian Stock Transfer Company Inc.	CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a foreign issuer and while the offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is located in a foreign country, and that some or all of its officers and directors and the experts named in the Offer and Circular are residents of a foreign country.

In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities Laws since the Offeror is a corporation formed under the Laws of Ontario, Brookfield Renewable is a limited partnership established under the Laws of Bermuda and Western Wind is incorporated under the Laws of British Columbia; the majority of the officers and directors of each of the Offeror, Brookfield Renewable and Western Wind reside outside the United States; some of the experts named herein may reside outside the United States; and certain of the assets of the Offeror and Brookfield Renewable and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Brookfield Renewable, Western Wind or their respective officers or directors in a non-U.S. court for violation of United States federal securities Laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Investors should be aware that the Offeror, Brookfield Renewable or their affiliates, directly or indirectly, may bid for or make purchases of Western Wind’s Common Shares, or of Western Wind’s related securities, during the period of the Offer, as permitted by applicable Laws.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”.

Common Shares issued on the exercise of Options, Warrants or other Western Wind securities that are convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Common Shares of the Offer, be eligible to be tendered under the Offer.

The tax consequences to holders of Options or Warrants exercising their Options or Warrants are not described herein or in either Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to exercise their Options or Warrants.

CURRENCY

Unless otherwise indicated, all “$” and “C$” references in this Notice of Extension, the First Notice of Variation and in the Original Offer and Circular are to Canadian dollars and all “US$” references are to U.S. dollars. On February 8, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$0.998.

FORWARD LOOKING STATEMENTS

This Notice of Extension contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See “FORWARD LOOKING STATEMENTS” in the Original Offer and Circular.

NOTICE OF EXTENSION

February 11, 2013

TO: THE HOLDERS OF COMMON SHARES OF WESTERN WIND ENERGY CORP.

This Notice of Extension amends and supplements the Original Offer, as amended by the First Notice of Variation and Extension, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares of Western Wind, other than any Common Shares owned directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of Options or Warrants, in order to extend the expiry of the Offer from 5:00 p.m. (Toronto time) on February 11, 2013 to 5:00 p.m. (Toronto time) on February 21, 2013, unless the Offer is further extended or withdrawn.

Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Original Offer and Circular, as amended by the First Notice of Variation and Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the First Notice of Variation and Extension, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offer and Circular, as amended by the First Notice of Variation and Extension. The term “Offer” means the Original Offer as expressly amended and supplemented by the First Notice of Variation and Extension and this Notice of Extension.

1.	Extension of the Offer

By notice to the Depositary given on February 11, 2013 and as set forth in this Notice of Extension, the Offeror has extended the expiry of the Offer from 5:00 p.m. (Toronto time) on February 11, 2013 to 5:00 p.m. (Toronto time) on February 21, 2013, unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found at page 9 of the Original Offer and Circular), as amended by the First Notice of Variation and Extension, is deleted and replaced by the following:

“Expiry Time” means 5:00 p.m. (Toronto time) on February 21, 2013, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on February 11, 2013” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended by the First Notice of Variation and Extension, are amended to refer to “5:00 p.m. (Toronto time) on February 21, 2013”.

2.	Recent Developments

Since the date of the Original Offer and Circular there have occurred certain developments relating to the Offer which are summarized below.

1

Western Wind Announcement of Option Agreement with PBJL Energy Corporation

On February 4, 2013, Western Wind announced that it had entered into an option agreement with PBJL Energy Corporation (“PBJL”), a company principally owned by consultants of Western Wind. Brookfield Renewable is of the view that this announcement, which discloses few details, is nothing more than an announcement of a random, speculative development venture that may never come to pass and which has no discernible value.

Second Notice of Change to the Supplementary Directors’ Circular

On February 4, 2013, the Board of Directors issued a second notice of change to the Supplementary Directors’ Circular which recommended that Shareholders reject the Offer.

Brookfield Renewable Prevails at Ontario Securities Commission

On February 8, 2013, Brookfield Renewable announced that the Ontario Securities Commission had dismissed the application of Western Wind and agreed with Brookfield Renewable that a formal valuation of the Common Shares is not required. Accordingly, the Offeror is not prevented from taking up Common Shares tendered to the Offer.

3.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on February 21, 2013, unless further extended or withdrawn.

4.	Manner of Acceptance

Common Shares which have not already been deposited pursuant to the Offer may be deposited under the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

5.	Take-Up and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer”, have been satisfied or, as permitted, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten business days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten business days after such deposit. See Section 6 of the Original Offer, “Take-Up and Payment for Deposited Common Shares”.

6.	Withdrawal of Deposited Common Shares

Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Original Offer, “Withdrawal of Deposited Common Shares”. Except as otherwise stated or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable.

7.	Consequential Amendments to the Original Offer and Circular

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended and supplemented by the First Notice of Variation and Extension, shall be read together with this Notice of Extension and are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

2

Except as otherwise set forth in or amended by this Notice of Extension, the terms and conditions of the Offer and the information in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as amended and supplemented by the First Notice of Variation and Extension, continue to be applicable in all respects.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Directors’ Approval

The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders and holders of Options or Warrants has been authorized, by the boards of directors of the Offeror and the general partner of Brookfield Renewable, Brookfield Renewable Partners Limited.

3

CERTIFICATE OF WWE EQUITY HOLDINGS INC.

DATED: February 11, 2013

The foregoing, together with the Offer to Purchase and Circular dated November 26, 2012 and the Notice of Variation and Extension dated January 28, 2013, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) “Richard Legault”	(Signed) “Sachin Shah”
Richard Legault President and Chief Executive Officer	Sachin Shah Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Patricia Bood”	(Signed) “Brian Cook”
Director	Director

C-1

CERTIFICATE OF BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

DATED: February 11, 2013

The foregoing, together with the Offer to Purchase and Circular dated November 26, 2012 and the Notice of Variation and Extension dated January 28, 2013, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) “Richard Legault”		(Signed) “Sachin Shah”
Richard Legault President and Chief Executive Officer of its manager, BRP Energy Group L.P.		Sachin Shah Chief Financial Officer of its manager, BRP Energy Group L.P.

On behalf of the Board of Directors of its general partner, Brookfield Renewable Partners Limited

(Signed) “Lou Maroun”		(Signed) “Jeffrey Blidner”
Director		Director

C-2

THE DEPOSITARY FOR THE OFFER:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Facsimile: 1-888-249-6189

Outside North America, Banks and Brokers Call Collect: 416-682-3860

THE INFORMATION AGENT FOR THE OFFER:

CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012[3]

2	Press release dated January 9, 2013[4]

3	Press release dated January 24, 2013[5]

4	Press release dated January 28, 2013[6]

99.1	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.2	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.3	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.4	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.5	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.6	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013[7]

99.7	Press release dated February 8, 2013[8]

99.8	Press release dated February 11, 2013

[3]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012.
[4]	Previously filed with Amendment No. 2 to the Schedule 14D-1F filed on January 10, 2013.
[5]	Previously filed with Amendment No. 3 to the Schedule 14D-1F filed on January 25, 2013.
[6]	Previously filed with Amendment No. 4 to the Schedule 14D-1F filed on January 29, 2013.
[7]	Previously filed with Amendment No. 5 to the Schedule 14D-1F filed on February 7, 2013.
[8]	Previously filed with Amendment No. 6 to the Schedule 14D-1F filed on February 11, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.9

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[9]	Previously filed contemporaneously with the bidders’ Schedule 14D-1F filed on November 26, 2012.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice President Legal Services and General Counsel